

KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE



TSXV:KLS

FOR IMMEDIATE RELEASE

MAJOR MANUFACTURING/MARKETING AGREEMENT SIGNED BETWEEN KELSO & ONE OF THE WORLD'S LARGEST LESSORS OF RAILWAY TANK CARS

Agreement with Rail Leader Sets Stage for Commercialization

JANUARY 10, 2005 - VANCOUVER, BC – Kelso Technologies Inc. (TSXV:KLS) has entered into a five year Joint Marketing and Development Agreement (JMA or Agreement) with Union Tank Car Company (UTLX) and its affiliate, McKenzie Valve and Machining Company (McKenzie).

The JMA combines Kelso's revolutionary, patented JS SRV line of pressure relief valves with the world class marketing and manufacturing expertise of two major companies, UTLX and McKenzie. The agreement concludes the technical, manufacturing and commercial due diligence undertaken by UTLX and McKenzie and confirms the commercial merit of Kelso and the JS SRV product line. McKenzie will bring to this alliance the volume manufacturing base needed for rapid penetration of the market. UTLX, a major manufacturer and lessor of rail tank cars, will purchase the JS SRV line for various cars in their fleet, assist Kelso in promoting the valve to both government and industry and in the formulation and execution of the marketing programs needed to convert the North American market to the JS SRV.

Kelso's 21st century advanced valve technology provides several benefits over today's technology including improved reliability and worker safety, basic elimination of product contamination, lower maintenance and shipping costs, and potentially lower insurance costs.

The Kelso/UTLX/McKenzie Agreement will enable the North American tank car market to take advantage of Kelso's unique pressure relief valve technology. It will also shorten the time it takes Kelso to begin Association of American Railroads (AAR) Service Trials. UTLX has agreed to provide the necessary tank cars when any newly-designed valves are required to undertake AAR Service Trials.

"*This agreement is an important first step in Kelso's larger strategy of revolutionizing the worldwide pressure relief valve market, not only for the rail industry but for other industries too. With patent protection in most major countries around the world, Kelso's JS SRV technology has many applications. There are lucrative opportunities to establish market share internationally in the trucking, marine and air transportation industries and the petroleum and petrochemical storage and pipeline segments. It is our goal to capture a very significant portion of the $650 million annual revenues from this addressable market with our proprietary technology*," stated Stephen L. Grossman, President and CEO of Kelso.

In 2005, Kelso, with the assistance of UTLX and Mackenzie, will initiate marketing and sales programs addressing the North American Rail Tank Car Market. The NA Rail Tank Car

82-2441

Market has been projected to represent in excess of US$130 million over the next five years. Kelso looks forward to securing a significant share of the market over the term of the agreement.

Building on AAR certification of the Kelso JS SRV and the commercial validation rendered by way of the Kelso/UTLX/McKenzie agreement, Kelso will eventually build similar market channels for the offshore rail tank car market, a market in excess of US$500 million (over the next five years). The primary offshore markets will include China, Russia and India; markets heavily dependent on their rail systems. Kelso will commence these programs by making the appropriate representations to governments, regulatory agencies and corporations.

As Kelso starts commercializing the JS SRV in the rail sector, the robustness of the technology developed and investment made by Kelso in R&D will enable the company to address other sectors with significantly reduced development cycle times.

Building on the revenues from the NA and Offshore Rail Tank Car Markets, Kelso will turn its R&D to developing products for sectors where the need for JS SRV technology has been documented and minimal modification to existing JS SRV technology is required. The trucking and petroleum & storage sectors most closely meet these requirements. Over the next five years, the trucking industry represents a market of US$590 million and the petrol-chemical & storage industries represent markets of US$2.05 billion.

Most of today's pressure relief valve technology has remained unchanged for decades despite increasing demand from regulatory agencies requiring more-stringent material-handling protocols as well as heightened public and private sensitivities to hazardous and non-hazardous spills.

ABOUT KELSO TECHNOLOGIES INC. (www.kelsotech.com)
Kelso Technologies Inc. is a public company which trades on the TSX Venture Exchange in Canada under the symbol KLS. Headquartered in Vancouver, BC, Kelso Technologies' mandate is to develop industrial technology including its JS SRV valve technology which is patent protected in many major countries around the world.

During 2004, the AAR certified Kelso's first application for the North American railroad tank car market, the external JS75 SRV pressure relief valve. Kelso's JS75 SRV is generally safer, more reliable, easier to install, and less costly to maintain than conventional internal pressure relief valves used on railroad tank cars today. Kelso's technology has the potential to capture a fast-growing share of the addressable worldwide market for safety devices which, over five years, is estimated to total $3.2 billion. Potentially, the market for Kelso includes not only the rail industry but also the trucking, petroleum, petrochemical storage, pipeline and marine and air transportation industries.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 ext. 4 or via email to invest@kelsotech.com

"John L. Carswell"
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com

82-2441



KELSO TECHNOLOGIES INCORPORATED

NEWS RELEASE

TSXV:KLS FOR IMMEDIATE RELEASE

MAJOR MANUFACTURING/MARKETING AGREEMENT SIGNED BETWEEN KELSO & ONE OF THE WORLD'S LARGEST LESSORS OF RAILWAY TANK CARS

Agreement with Rail Leader Sets Stage for Commercialization

JANUARY 10, 2005 - VANCOUVER, BC – Kelso Technologies Inc. (TSXV:KLS) has entered into a five year Joint Marketing and Development Agreement (JMA or Agreement) with Union Tank Car Company (UTLX) and its affiliate, McKenzie Valve and Machining Company (McKenzie).

The JMA combines Kelso's revolutionary, patented JS SRV line of pressure relief valves with the world class marketing and manufacturing expertise of two major companies, UTLX and McKenzie. The agreement concludes the technical, manufacturing and commercial due diligence undertaken by UTLX and McKenzie and confirms the commercial merit of Kelso and the JS SRV product line. McKenzie will bring to this alliance the volume manufacturing base needed for rapid penetration of the market. UTLX, a major manufacturer and lessor of rail tank cars, will purchase the JS SRV line for various cars in their fleet, assist Kelso in promoting the valve to both government and industry and in the formulation and execution of the marketing programs needed to convert the North American market to the JS SRV.

Kelso's 21st century advanced valve technology provides several benefits over today's technology including improved reliability and worker safety, basic elimination of product contamination, lower maintenance and shipping costs, and potentially lower insurance costs.

The Kelso/UTLX/McKenzie Agreement will enable the North American tank car market to take advantage of Kelso's unique pressure relief valve technology. It will also shorten the time it takes Kelso to begin Association of American Railroads (AAR) Service Trials. UTLX has agreed to provide the necessary tank cars when any newly-designed valves are required to undertake AAR Service Trials.

"*This agreement is an important first step in Kelso's larger strategy of revolutionizing the worldwide pressure relief valve market, not only for the rail industry but for other industries too. With patent protection in most major countries around the world, Kelso's JS SRV technology has many applications. There are lucrative opportunities to establish market share internationally in the trucking, marine and air transportation industries and the petroleum and petrochemical storage and pipeline segments. It is our goal to capture a very significant portion of the $650 million annual revenues from this addressable market with our proprietary technology*," stated Stephen L. Grossman, President and CEO of Kelso.

In 2005, Kelso, with the assistance of UTLX and Mackenzie, will initiate marketing and sales programs addressing the North American Rail Tank Car Market. The NA Rail Tank Car

82-2441

Market has been projected to represent in excess of US$130 million over the next five years. Kelso looks forward to securing a significant share of the market over the term of the agreement.

Building on AAR certification of the Kelso JS SRV and the commercial validation rendered by way of the Kelso/UTLX/McKenzie agreement, Kelso will eventually build similar market channels for the offshore rail tank car market, a market in excess of US$500 million (over the next five years). The primary offshore markets will include China, Russia and India; markets heavily dependent on their rail systems. Kelso will commence these programs by making the appropriate representations to governments, regulatory agencies and corporations.

As Kelso starts commercializing the JS SRV in the rail sector, the robustness of the technology developed and investment made by Kelso in R&D will enable the company to address other sectors with significantly reduced development cycle times.

Building on the revenues from the NA and Offshore Rail Tank Car Markets, Kelso will turn its R&D to developing products for sectors where the need for JS SRV technology has been documented and minimal modification to existing JS SRV technology is required. The trucking and petroleum & storage sectors most closely meet these requirements. Over the next five years, the trucking industry represents a market of US$590 million and the petrol-chemical & storage industries represent markets of US$2.05 billion.

Most of today's pressure relief valve technology has remained unchanged for decades despite increasing demand from regulatory agencies requiring more-stringent material-handling protocols as well as heightened public and private sensitivities to hazardous and non-hazardous spills.

ABOUT KELSO TECHNOLOGIES INC. (www.kelsotech.com)
Kelso Technologies Inc. is a public company which trades on the TSX Venture Exchange in Canada under the symbol KLS. Headquartered in Vancouver, BC, Kelso Technologies' mandate is to develop industrial technology including its JS SRV valve technology which is patent protected in many major countries around the world.

During 2004, the AAR certified Kelso's first application for the North American railroad tank car market, the external JS75 SRV pressure relief valve. Kelso's JS75 SRV is generally safer, more reliable, easier to install, and less costly to maintain than conventional internal pressure relief valves used on railroad tank cars today. Kelso's technology has the potential to capture a fast-growing share of the addressable worldwide market for safety devices which, over five years, is estimated to total $3.2 billion. Potentially, the market for Kelso includes not only the rail industry but also the trucking, petroleum, petrochemical storage, pipeline and marine and air transportation industries.

For further information regarding Kelso Technologies, please contact the Investor Relations Department at 1-866-535-7685 or 1-604-878-7600 ext. 4 or via email to invest@kelsotech.com

"John L. Carswell"
John L. Carswell, Director

"Growth through Product Development"

Suite 801 – 1318 Homer Street, Vancouver, British Columbia, Canada V6B 6A7
Telephone: (604) 878-7600 Toll Free: (866) 535-7685 Facsimile: (604) 899-1144
Email: invest@kelsotech.com Website: www.kelsotech.com

82-2441


UTLX
THE TANK CAR PEOPLE


KELSO
TECHNOLOGIES
INCORPORATED

UTLX and Kelso Technologies Enter Joint Agreement to Produce Pressure Relief Valves

For Immediate Release
January 10, 2005 – Chicago, Illinois

Union Tank Car Company and Kelso Technologies Inc. (TSXV:KLS) have entered into a five-year Joint Marketing and Development Agreement to manufacture and market Kelso's patented JS SRV line of pressure relief valves. The Agreement encompasses all aspects of valve development and manufacturing, as well as marketing, technical support, and service.

Union Tank Car will offer Kelso's externally sprung safety valves as replacement valves on certain UTLX railroad tank cars, which are owned by UTLX and leased to bulk liquid shippers. The valves will also be offered as original equipment on new cars built by UTLX Manufacturing, Inc. offered for lease or sale.

UTLX affiliate, McKenzie Valve and Machining Company will have the exclusive manufacturing rights in the U.S., Canada, and Mexico for all Kelso JS SRV pressure relief valves for sale to the North American rail industry. These include Kelso's existing JS75 SRV and other valve designs that may be developed. McKenzie will also assist Kelso in valve development to ensure timely design-to-market cycles, manufacturing ease, and quality control.

Kelso will be responsible for the marketing, sales and technical support for after-sales service of its valves. Prospective customers will be railcar maintenance and repair facilities, tank car owners and lessees, as well as other manufacturers of tank cars.

"Kelso JS SRV pressure relief valves are well-suited for both hazardous and non-hazardous product service and represent an alternative source of supply for quality safety relief devices," explained UTLX President, Frank Lester. "These valves will also be a good choice for UTLX customers who ship products that require protective interior tank car coatings. We always prefer to offer quality valves built by McKenzie."

"The adoption of our valve design by North America's largest leased tank car fleet operator provides a major boost to the commercialization of our 21st Century technology," said Stephen L. Grossman, President and CEO of Kelso. "It also means that we will be able to provide value and greater safety possibilities to transporters of bulk liquids."

Union Tank Car Company (www.utlx.com) is the leading designer, builder, and lessor of specialized railcars. With its Canadian affiliate, Procor Limited, it owns a fleet of approximately 85,000 railcars. In addition to manufacturing plants in East Chicago, IN and Sheldon, TX, the Chicago-based company operates a North American network of repair shops, coating shops, and On-Site® Repair locations. UTLX is a member of The Marmon Group of companies, an international association of more than 100 companies that operate independently within diverse business sectors. Collective revenues exceeded $5.5 billion in 2003.

-more-

82-2441

McKenzie Valve & Machining Company (www.mckenzievalve.com) produces ball valves, spring-operated safety valves, vacuum relief valves, heads for pressure cars, and mirror-finish manway covers. The shop is AAR-certified. Like UTLX, McKenzie is a member of The Marmon Group of companies.

Kelso Technologies Inc. (www.kelsotech.com) is a public company which trades on the TSX Venture Exchange in Canada under the symbol KLS. Headquartered in Vancouver, BC, Kelso Technologies' mandate is to develop industrial technology including its JS SRV valve technology, which is patented in major countries around the world. During 2004, the AAR certified Kelso's first application for the North American railroad tank car market, the external JS75 SRV pressure relief valve.

For Further Information

Bruce Winslow – Union Tank Car Company
312/347-5837
winslow@utlx.com

John Carswell – Kelso Technologies Inc. (TSXV:KLS)
604/878-7600 ext. 4 or 866/535-7685 ext. 4 (Toll Free)
carswell@kelsotech.com


UTLX
THE TANK CAR PEOPLE

KELSO
TECHNOLOGIES
INCORPORATED

82-2441

UTLX and Kelso Technologies Enter Joint Agreement to Produce Pressure Relief Valves

For Immediate Release
January 10, 2005 – Chicago, Illinois

Union Tank Car Company and Kelso Technologies Inc. (TSXV:KLS) have entered into a five-year Joint Marketing and Development Agreement to manufacture and market Kelso's patented JS SRV line of pressure relief valves. The Agreement encompasses all aspects of valve development and manufacturing, as well as marketing, technical support, and service.

Union Tank Car will offer Kelso's externally sprung safety valves as replacement valves on certain UTLX railroad tank cars, which are owned by UTLX and leased to bulk liquid shippers. The valves will also be offered as original equipment on new cars built by UTLX Manufacturing, Inc. offered for lease or sale.

UTLX affiliate, McKenzie Valve and Machining Company will have the exclusive manufacturing rights in the U.S., Canada, and Mexico for all Kelso JS SRV pressure relief valves for sale to the North American rail industry. These include Kelso's existing JS75 SRV and other valve designs that may be developed. McKenzie will also assist Kelso in valve development to ensure timely design-to-market cycles, manufacturing ease, and quality control.

Kelso will be responsible for the marketing, sales and technical support for after-sales service of its valves. Prospective customers will be railcar maintenance and repair facilities, tank car owners and lessees, as well as other manufacturers of tank cars.

"Kelso JS SRV pressure relief valves are well-suited for both hazardous and non-hazardous product service and represent an alternative source of supply for quality safety relief devices," explained UTLX President, Frank Lester. "These valves will also be a good choice for UTLX customers who ship products that require protective interior tank car coatings. We always prefer to offer quality valves built by McKenzie."

"The adoption of our valve design by North America's largest leased tank car fleet operator provides a major boost to the commercialization of our 21st Century technology," said Stephen L. Grossman, President and CEO of Kelso. "It also means that we will be able to provide value and greater safety possibilities to transporters of bulk liquids."

Union Tank Car Company (www.utlx.com) is the leading designer, builder, and lessor of specialized railcars. With its Canadian affiliate, Procor Limited, it owns a fleet of approximately 85,000 railcars. In addition to manufacturing plants in East Chicago, IN and Sheldon, TX, the Chicago-based company operates a North American network of repair shops, coating shops, and On-Site® Repair locations. UTLX is a member of The Marmon Group of companies, an international association of more than 100 companies that operate independently within diverse business sectors. Collective revenues exceeded $5.5 billion in 2003.

-more-

82-2441

McKenzie Valve & Machining Company (www.mckenzievalve.com) produces ball valves, spring-operated safety valves, vacuum relief valves, heads for pressure cars, and mirror-finish manway covers. The shop is AAR-certified. Like UTLX, McKenzie is a member of The Marmon Group of companies.

Kelso Technologies Inc. (www.kelsotech.com) is a public company which trades on the TSX Venture Exchange in Canada under the symbol KLS. Headquartered in Vancouver, BC, Kelso Technologies' mandate is to develop industrial technology including its JS SRV valve technology, which is patented in major countries around the world. During 2004, the AAR certified Kelso's first application for the North American railroad tank car market, the external JS75 SRV pressure relief valve.

For Further Information

Bruce Winslow – Union Tank Car Company
312/347-5837
winslow@utlx.com

John Carswell – Kelso Technologies Inc. (TSXV:KLS)
604/878-7600 ext. 4 or 866/535-7685 ext. 4 (Toll Free)
carswell@kelsotech.com